

ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management and Those Charged with Governance of
Global Leisure Partners, LLC:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which Global Leisure Partners, LLC (the "Company") stated the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240. I 7a-5 because the Company limits its business activities exclusively to: (1) private placements of securities; and (2) providing investment banking, financial advisory, and mergers and acquisition services and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the statements referred to above. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions contemplated by footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions.

WithumSmith+Brown, PC

Whippany, New Jersey
May 29, 2026

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GLOBAL LEISURE PARTNERS LLC
Member FINRA/SIPC

1321 Clydesdale Avenue, Wellington, FL 33414, USA

Main: +44 (0)20 7016 8050
www.globalleisurepartners.com

Global Leisure Partners, LLC Exemption Report

Global Leisure Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company will not claim an exemption from SEA Rule 15c3-3 under paragraph (k). The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240. l 7a-5 because the Company limits its business activities exclusively to: (1) private placements of securities; and (2) providing investment banking, financial advisory, and mergers and acquisition services and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly

transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

As a result the Company may file an Exemption report.

Global Leisure Partners, LLC

_____

I, Maja Spalevic, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: CFO & Managing Director
Date 29 May 2026